(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	February 15, 2006

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity California Municipal Trust (the trust):
Fidelity California Municipal Income Fund (the fund)
File Nos. 002-83367 and 811-03725
Post-Effective Amendment No. 51

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 51 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001, January 1, 2005 and January 24, 2006, is maintained at the offices of the trust.

This filing contains the Class A, Class T, Class B and Class C Prospectus and Class A, Class T, Class B, Class C and Institutional Class Statement of Additional Information for Fidelity Advisor California Municipal Income Fund (classes of Fidelity California Municipal Income Fund). The documents have been tagged to indicate modifications and editorial changes made since the last definitive filing. The funds may be marketed through banks, savings and loan associations, or credit unions.

This filing serves to update certain disclosure, incorporate supplements to the Prospectus and Statement of Additional Information, and implement certain editorial changes. Principal changes and additions include Advisor share class pricing changes including changes to finder's fee disclosure.

Pursuant to Rule 485(a), the trust elects an effective date of April 29, 2006. We request your comments by March 17, 2006.

Please contact Diane Woodward at (617) 563-0580 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Patricia Nadeau
Patricia Nadeau
Legal Product Group